

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3030

May 25, 2018

<u>Via E-mail</u>
Neil F. Fowler
Chief Executive Officer
Liquidia Technologies, Inc.
419 Davis Drive, Suite 100
Morrisville, North Carolina 27560

> **Re: Liquidia Technologies, Inc.**
> **Amendment No. 4 to Draft Registration Statement on Form S-1**
> **Submitted May 10, 2018**
> **CIK No. 0001330436**

Dear Mr. Fowler:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

<u>Revenue From Contracts With Customers, page F-68</u>

1.   We note your disclosure here that your research, development and licensing agreements provide for multiple performance obligations. However, it appears from your disclosure on page F-53 that your licenses are not considered distinct performance obligations from other goods or services within your contracts and are accounted for as a single performance obligation. Please revise your disclosure to clarify whether there are multiple promised goods or services that are combined into one combined performance obligation.

        You may contact Eric Atallah at (202) 551-3663 or Lynn Dicker, Senior Accountant, at (202) 551-3616 if you have questions regarding comments on the financial statements and related matters. Please contact Tom Jones at (202) 551-3602 or me at (202) 551-3617 with any other questions.

Sincerely,

/s/ Russell Mancuso

Russell Mancuso
Branch Chief
Office of Electronics and Machinery

cc: Andrew P. Gilbert